Mail Stop 4561

January 11, 2010

Joe Kin Foon Tai
President, Chief Executive Officer and Director
ChineseWorldNet.com Inc.
Appleby Spurling Hunter
Clifton House
P.O. Box 1350GT
Grand Cayman, Cayman Islands

     Re: ChineseWorldNet.com
           Form 20-F For the Fiscal Year Ended December 31, 2008
           Form 20-F/A For the Fiscal Year Ended December 31, 2008
           File No. 000-33051

Dear Mr. Tai:

     We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

     Sincerely,

     Stephen G. Krikorian
     Accounting Branch Chief